EXHIBIT 99.5

CONSENT OF QUALIFIED PERSON

TO:	New Found Gold Corp.
British Columbia Securities Commission Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick) Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland and Labrador) Northwest Territories Office of the Superintendent of Securities
Office of the Yukon Superintendent of Securities Office of the Superintendent of Securities Nunavut TSX Venture Exchange

Dear Sirs/Mesdames:

RE:	New Found Gold Corp. (the “Company”)
Consent Letter for the Technical Report and News Release

I, Sheldon H. Smith (P.Geo.) of Stantec Consulting Limited, do hereby:

(a)	consent to the public filing by the Company of the technical report with an effective date June 30, 2025, and titled “NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada”, prepared for the Company in accordance with National Instrument 43-101 (the “Report”);
(b)	consent to any extracts from or a summary of the Report in the news release titled “New Found Gold Announces Preliminary Economic Assessment for the Queensway Gold Project” dated July 21, 2025 (the “News Release”); and
(c)	certify that I have read the News Release being filed by the Company and that:
(i)	it fairly and accurately represents the information in the sections of the Report for which I am responsible; and
(ii)	I have no reason to believe that there are any misrepresentations in the News Release that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

Dated this 2nd day of September, 2025.

(Signed) Sheldon H. Smith

Sheldon H. Smith (P.Geo.)
Stantec Consulting Limited